September 19, 2019

Gary S. Guidry
President and Chief Executive Officer
Gran Tierra Energy Inc.
900, 520-3 Avenue SW
Calgary, Alberta Canada T2P 0R3

       Re: Gran Tierra Energy Inc.
           Form 10-K for the Fiscal Year ended December 31, 2018
           Filed February 27, 2019
           Response Letter dated August 26, 2019
           File No.: 001-34018

Dear Mr. Guidry:

       We have reviewed your August 26, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
July 30, 2019 letter.

Financial Statements for the Fiscal Year ended December 31, 2018

Production, Revenue and Price History, page 12

1. Your responses to comments 6 and 7 indicate you did not have any natural gas sales during each of the last three fiscal years. However, you disclose natural gas production and proved natural gas reserves for each of these periods under this heading and elsewhere in your filing. If these natural gas production figures are not also sales volumes, expand your disclosure to clarify the basis for their inclusion in your filing.

      This comment also applies to the disclosure of proved natural gas reserves in Exhibit
      99.1. Refer to the disclosure requirements pursuant to FASB ASC 932-235-50-10 and the definition of reserves in Rule 4-10(a)(26) of Rule S-X.
 Gary S. Guidry
Gran Tierra Energy Inc.
September 19, 2019
Page 2
2. We have read your response to comment 7 and note the aggregate oil production figures in your response appear to be inconsistent with the comparable figures presented in the reconciliation of the changes in total proved reserves. Revise your disclosure as may be necessary to resolve this inconsistency or tell us why a revision is not needed.
Financial Statements
Supplementary Data (Unaudited), page 77

3. We have read your response to prior comment 9, concerning your summations of select data in Schedule C which is contrary to the applicable disclosure illustration at FASB
         ASC 932-235-55-4. We note that you have reported oil and gas property balances in accordance with GAAP in your financial statements of $1,310,026, $1,094,029,
         $1,060,093 and $780,360 as of December 31, 2018, 2017, 2016 and 2015,
respectively;
         while including balances of oil and gas property costs in Schedule C of $4,237,753,
         $3,861,578, $3,583,144, and $2,548,176 as of these same dates.

         If you wish to retain the non-GAAP balances in your tabulation, you should label the summations accordingly and provide a separate reconciliation in Schedule C of these balances to the amounts you report for oil and gas properties in accordance with GAAP.
         Under this scenario, also include a narrative to explain the differences and reasons for presenting your cumulative select data figures. Alternatively, you may remove the non-
         GAAP balances to conform with the illustration referenced above.
       You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions regarding engineering comments. Please contact Joseph Klinko, Staff Accountant, at
(202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.



FirstName LastNameGary S. Guidry                              Sincerely,
Comapany NameGran Tierra Energy Inc.
                                                              Division of
Corporation Finance
September 19, 2019 Page 2                                     Office of Natural
Resources
FirstName LastName